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EXHIBIT 4.8

Confidential Materials omitted and filed separately with the
Securities and Exchange Commission. Asterisks denote omissions.

Nokia Corporation
Wavecom S.A.

PATENT LICENCE AGREEMENT

RADIO COMMUNICATION PRODUCTS

Nokia IPR Department
Nokia House
Summit Avenue
Farnborough
Hampshire
GU14 0NG
UK

PATENT LICENCE AGREEMENT

        THIS AGREEMENT is made the 31st day of December 2003

        BETWEEN

        WAVECOM S.A. a company validly organised and existing under the laws of France, having its principal office at 3, esplanade du Foncet, 92442 Issy-les-Moulineaux Cedex, France hereinafter referred to as "Wavecom", of the one part, and

        NOKIA CORPORATION, a public corporation validly organised and existing under the laws of Finland, having its principal office at FIN-02150 Espoo, Keilalahdentie 4, Finland, hereinafter referred to as "Nokia", of the other part.

        WHEREAS

  (A)
  Nokia owns and controls Patents relating to Mobile Communications Standards and is willing to grant Wavecom a licence under such Patents as hereinafter provided; and

  (B)
  Wavecom is willing to accept the grant from Nokia of a licence under such Patents in accordance with the terms and conditions provided herein;

  (C)
  Both parties intend that this Agreement shall be in compliance with the IPR policies of relevant standardization bodies, and namely for the GSM Standard the European Telecommunication Standard Institute (ETSI).

        NOW THEREFORE in consideration of the premises and the mutual covenants herein contained the Parties hereto agree as follows:

1.     Definitions

        For the purpose of this Agreement the terms set forth below are defined as follows:

        1.1    "Affiliate" of a Party means any legal entity that for the time being is directly or indirectly controlled by that Party. Control, in this context, exists where one entity owns more than 50% of the voting stock in another entity, or regardless of stock ownership, is otherwise able to determine the course of action of the entity by virtue of its voting rights.

        For the purpose of this Agreement, [**].

        [**] as of the date of [**] to such Affiliate.

        1.2    "Capture Period" means the period ending on 31 December [**], and for the avoidance of doubt includes the period prior to the Effective Date.

        1.3    "Effective Date" means 1st January 2004.

        1.4    "Essential Patents" in relation to the GSM Standard means those claims or other divisible portions of any one or more Patents, to the limited extent only that infringement or use of such Patent(s) cannot reasonably be avoided in remaining compliant with the relevant GSM Standard either for technological reasons or for lack of commercially viable technical alternatives. For the purposes of this Agreement Essential Patents shall also be deemed to include those which are essential [**] with the GSM Standard.

        References to "Nokia Essential Patents" shall be taken to include any Nokia Patent that is an Essential Patent relating to the GSM Standard, and "Wavecom Essential Patents" shall be taken to include any Wavecom Patent that is an Essential Patent relating to the GSM Standard.

        1.5    "Infrastructure Equipment" means any and all items of equipment and associated interfaces adapted or intended for use, inter alia, in the provision of a telephone service to a Terminal Device, but excluding Intermediate Products. For the avoidance of doubt, Infrastructure Equipment shall include but not be limited to [**] elements such as [**] elements such as [**] equipment; [**] equipment [**] equipment; [**] between any of the above elements, and between the above elements and Terminal Devices and/or fixed telephone networks, multimedia services or the internet; test equipment and software for any of the above.

        1.6    "Intermediate Product" means any item of equipment, including for example a sub-system, sub-assembly or component of a Terminal Device or item of Infrastructure Equipment, which is Sold or intended to be Sold or supplied to a third party other than as an end-use item, either because it requires additional industrial, manufacturing or assembly processes before being used or Sold as an end-use item, or is intended to be integrated into or used in combination with a larger item of end-use equipment. Examples of Intermediate Products include, but are by no means limited to, [**].

        1.7    "Module" means an Intermediate Product completely or partly assembled, comprising [**] hardware and software, forming a non end-use product, necessary for providing wireless functionality in compliance with the GSM Standard, and which is generally adapted to be used [**]. Wavecom's current (ie at the date of signing this Agreement) [**] is an example of a Module. Modules shall include, unless otherwise stated, Handset Modules and Non-handset Modules.

        1.8    "Modem" means an Intermediate Product or a Terminal Device [**] comprising in a common housing, [**] hardware and software necessary for providing wireless functionality in compliance with the GSM Standard. Wavecom current (ie at the date of signing this Agreement) [**] are examples of Modems.

        1.9    "Handset Module/Modem" means any Module or Modem [**].

        1.10    "Non-handset Module/Modem" means any Modem or Module other than a Handset Module/Modem, designed for or intended for use [**], where the Module or Modem is or is intended to be permanently built into or attached to such equipment. Where the application of a Module or Modem cannot be clearly ascertained at the time of Sale, it shall be treated as a Handset Module/Modem for the purposes of assessing royalties due under the provisions of Clause 4 of this Agreement.

        1.11    "Wavecom Licensed Products" means only any and all Modules and Modems compatible with the GSM Standard. Wavecom Licensed Products shall exclude [**] other than such [**] unless such [**] are used by Wavecom or a Wavecom Affiliate in the manufacture of Wavecom Licensed Products or are used or Sold by Wavecom or a Wavecom Affiliate for repair of Wavecom Licensed Products, or for repair or replacement of sub-systems or components of Wavecom Licensed Products already supplied by Wavecom or a Wavecom Affiliate under the licence granted in this Agreement. For the avoidance of doubt, Wavecom Licensed Products shall not include any Infrastructure Equipment, nor any Terminal Devices [**] other than Modules or Modems.

        1.12    "Nokia Licensed Products" means [**], but excluding [**] unless such [**] are used by Nokia or a Nokia Affiliate in the manufacture of [**] Nokia Licensed Products [**] Nokia Licensed Products [**] in this Agreement.

        1.13    "Net Selling Price" shall mean one of the following whichever is applicable: (a) when Sold by Wavecom or a Wavecom Affiliate in an arm's length transaction to an un-affiliated buyer, the Net Selling Price shall be the price actually obtained for such product in the form in which it is Sold, without excluding therefrom any components or subassemblies thereof; (b) when Sold to an affiliated buyer or in a transaction that is not an arm's length transaction, the Net Selling Price shall be the selling price which Wavecom or an Affiliate would realize from an un-affiliated buyer in an arm's length Sale of an identical Licensed Product in the same quantity and at the same time and place as such sale; (c) in cases where Licensed Products are rented, leased, let out or hired to a customer, or used by Wavecom or an Affiliate for its own commercial purposes, then the Net Selling Price shall be the selling price which Wavecom or an Affiliate would realize from an un-affiliated buyer in an arm's length sale of an identical Wavecom Licensed Product in the same quantity and at the same time and place as such sale. In determining the "selling price", only the following shall be excluded to the extent actually included in the price obtained for such products: (i) usual trade discounts and returns actually credited and refunded and actually allowed to un-affiliated persons or entities,

(ii) packing costs, (iii) costs of insurance and transportation, and (iv) government fees such as import, export, excise, sales and value added taxes and customs duties levied or imposed directly upon the Sale of such Licensed Products.

        1.14    "Parties" means collectively Wavecom and Nokia who are signatories to this Agreement and any reference to a "Party" shall be construed as either Wavecom or Nokia as the context requires.

        1.15    "Patents" means any and all patents issued or granted and patent applications made, in both cases anywhere in the world, during the Capture Period (including patents which may be granted after the Capture Period but having a priority date within the Capture Period), including utility models, but excluding design patents, and for the avoidance of doubt excluding registered designs and like protections. References to "Nokia Patents' and "Wavecom Patents' shall be taken to include any Patents [**]. For the purposes of this Agreement, the Patents listed in Annex A shall be deemed to be Nokia Patents subject to the provisions of Clause 2.3 of this Agreement, and are herein referred to as the "[**]".

        1.16    "Sale, (Sell, Sold)" means the use, lease, sale, offer for sale, gift, disposal or other transaction [**] which would in any event be [**] anywhere in the world which transfers title or possession of a Licensed Product. A Sale shall be deemed made on the earlier of when a Licensed Product is dispatched for delivery to a third party, when property passes to a third party, or when the customer is invoiced.

        1.17    "Terminal Device" means any discrete fully functional end-use device having radiotelephone network termination capability, including but not limited to fixed, mobile, transportable, vehicular, portable, hand-held or radiocard terminal devices and related accessories and software which is incorporated into the Terminal Device, and which is not an Intermediate Product.

        1.18    "GSM Standard" means the GSM Mobile Communication Standard (including PCS 1900/DCS1800/GPRS/HSCSD/EDGE).

        1.19    "Mobile Communication Standard" shall mean those technical specifications which from time to time apply, promulgated by recognised government, industry-wide or other regulatory authorities which relate to or are used in a mobile or radio communication system, and which, inter alia, specify the technical and other requirements for conformity and compliance with such system, including modifications, updates and derivatives accepted by such authorities, together with any local or regional variants thereof, and any features which become `de facto' part of the Mobile Communication Standard for example because they are mandated by an operator.

        1.20    "Wavecom Customer" means a Wavecom customer or prospective customer (direct and indirect) of a Wavecom Licensed Product.

        1.21    "Nokia Customer" means a Nokia customer or prospective customer (direct and indirect) of a Nokia Licensed Product.

2.     Grant of Rights And Releases

        2.1    Subject to the rights of third parties and to the terms and conditions of this Agreement, Nokia hereby irrevocably releases (and shall procure that each of its Affiliates irrevocably releases) Wavecom and its Affiliates, their agents, contractors, Customers and affiliates from, and indemnifies and holds them harmless against, any claim, demand, cause of action or liability arising from or associated with any and all Nokia Essential Patents in relation to Wavecom Licensed Products manufactured and Sold by Wavecom or an Affiliate of Wavecom prior to the Effective Date, and Nokia grants (and shall procure that its Affiliates grant) to Wavecom a personal, non-transferable (with no right to sub-license except as set out below), non-assignable, non-exclusive, world-wide, royalty-bearing licence under any and all Nokia Essential Patents from the Effective Date until expiry or termination of such licenses or of this Agreement under the provisions of Clause 7 below:

          2.1.1    to itself make Wavecom Licensed Products and make Sales, offer for Sales, lease or otherwise dispose of such Licensed Products in territories where the GSM Standard applies;

          2.1.2    to make, import and use machines, tools, materials and other instrumentalities to the extent necessary for the development, manufacture, testing and repair of Wavecom Licensed Products;

          2.1.3    to have made on its behalf and to import Wavecom Licensed Products provided that such Licensed Products have been substantially designed by Wavecom;

          2.1.4    to have made and import on its behalf sub-systems, sub-assemblies and components of Wavecom Licensed Products for incorporation by Wavecom into Wavecom Licensed Products produced by Wavecom, provided that such sub-assemblies and components have been substantially designed by or for Wavecom, for use by or on behalf of Wavecom in Wavecom Licensed Products; and

          2.1.5    to grant sub-licences to Wavecom Affiliates (for as long as they remain Affiliates) on the same terms as Clauses 2.1.1-2.1.4.

        2.2    Subject to the rights of third parties and to the terms and conditions of this Agreement, Wavecom hereby irrevocably releases (and shall procure that each of its Affiliates irrevocably releases) Nokia and its Affiliates, their agents, contractors, Customers and affiliates from, and indemnifies and holds them harmless against, any claim, demand, cause of action or liability arising from or associated with any and all Wavecom Essential Patents in relation to Nokia Licensed Products manufactured and Sold by or for Nokia or an Affiliate of Nokia prior to the Effective Date, and Wavecom grants (and shall procure that its Affiliates grant) to Nokia a personal, non-transferable (with no right to sub-license except as set out below), non-assignable, non-exclusive, world-wide licence, free of any payment whatsoever, under any and all Wavecom Essential Patents from the Effective Date until expiry or termination of such licence or of this Agreement under the provisions of Clause 7 below:

          2.2.1    to itself make Nokia Licensed Products and make Sales, offer for Sales, lease or otherwise dispose of such Licensed Products in territories where any of the GSM Standards apply;

          2.2.2    to make, import and use machines, tools, materials and other instrumentalities to the extent necessary for the development, manufacture, testing and repair of Nokia Licensed Products;

          2.2.3    [**] Nokia Licensed Products provided that [**];

          2.2.4    [**] Nokia Licensed Products [**] Nokia Licensed Products [**] Nokia Licensed Products; and

          2.2.5    to grant sub-licences to Nokia Affiliates (for as long as they remain Affiliates) on the same terms as Clauses 2.2.1-2.2.4.

        Wavecom shall [**] Nokia Licensed Products [**].

        2.3    Where a Party to this Agreement or an Affiliate ("first mentioned Party") is granted by a third party (not being an Affiliate of either Party) the right to use and sub-license an Essential Patent, and [**], and but for this Agreement the other Party or an Affiliate ("second mentioned Party") would make unlicensed use or would infringe such Patent, then the second mentioned Party shall (unless it enters into a separate agreement with the third party relating to such use or infringement) in consideration of the grant of a sub-licence thereunder from the first-mentioned Party, [**] based on the use made of such Patent by the second mentioned Party [**] thereof by the first mentioned Party and by any other sub-licensees of the first mentioned Party under such Patent. The terms and conditions between the Parties associated with [**] shall include all those terms and conditions that apply [**] and that are required or are appropriate to be included in the sub-license. For the avoidance of doubt, this Clause 2.3 shall [**] which shall be deemed for the purposes of this Agreement [**], and Wavecom and its Affiliates are hereby granted the same licences, rights and releases in respect thereof, and on the same terms and conditions, as are granted herein under Nokia Essential Patents, but only to the limited extent that Nokia has the right to sub- sub-license these Patents as set out in Annex A.

        2.4    For the avoidance of doubt, nothing in this Agreement shall affect the right of Nokia from [**] to Wavecom (or a Wavecom Affiliate) in respect of [**] which are [**] intended for [**] hereunder, but which are [**].

        2.5    The Essential Patent licences and sub-licences granted herein by Nokia to Wavecom are in respect of only those [**] by the making, having made and Selling, by Wavecom, of Wavecom Licensed Products in compliance with the GSM Standard; and, subject to Clause 2.6 below, such licences shall be effective only to the limited extent that such Essential Patents are used by Wavecom in undertaking the manufacture and Sale of Wavecom Licensed Products for which royalty, if applicable, has been agreed and due payments made under the terms of this Agreement.

        2.6    The licences granted by Nokia and its Affiliates to Wavecom herein shall convey to any Wavecom Customer with respect to any Wavecom Licensed Products Sold by Wavecom or a Wavecom Affiliate to such Wavecom Customer [**] under and to the limited extent of the licences herein and for which the relevant royalty, if applicable, has been agreed and paid, a licence to [**]. For the purpose of this Clause, the term [**]shall be deemed to be limited to [**] a Wavecom Licensed Product [**] a Wavecom Licensed Product [**] a Wavecom Customer [**] for the purposes of [**] with the GSM standard, and [**] the Wavecom Customer [**] the Wavecom Licensed Products [**]. Provided that, if Wavecom were to supply [**] other than Wavecom Licensed Products, such as [**] Wavecom Customer [**] would not be extended a licence under any Nokia Essential Patent as afforded by this clause 2.

        The above licences granted to Wavecom Customers shall be limited to [**] Wavecom Licensed Products as supplied to the Customer and no licence express or implied is granted or deemed to be granted to a Wavecom Customer under any Nokia Essential Patent in respect of [**] which is implemented by means other than a Wavecom Licensed Product.

        The rights or licence (express, implied) granted under this Agreement in respect of Nokia Essential Patents shall not extend (by exhaustion or otherwise) to [**].

        2.7    Notwithstanding anything to the contrary in this Agreement, (i) upon 28 days notice in writing to Wavecom, Nokia may [**] Wavecom Customer [**] Wavecom Customer [**] and the Wavecom Customer [**], (ii) upon 28 days notice in writing to Nokia, Wavecom may [**] Nokia Customer [**] Nokia Customer [**] and the Nokia Customer [**].

        2.8    For the avoidance of doubt, no licence is granted to Wavecom under any Nokia Patents essential to Mobile Communication Standards other than the GSM Standard. In the event that a Wavecom product is [**] it shall not be considered to be a Wavecom Licensed Product, whether or not [**].

3.     Licence Consideration

        The consideration for the rights and releases granted by each Party to the other and other mutual covenants and undertakings granted herein, shall include the royalty and other payments payable by Wavecom to Nokia as set out in Clause 4 below.

4.     Royalty Payments

        4.1    For the licences, rights and releases granted herein under Nokia Essential Patents in respect of the manufacture and Sale of Wavecom Licensed Products, Wavecom shall make the following payments to Nokia in respect of all such Wavecom Licensed Products Sold by or on behalf of Wavecom or any of its Affiliates prior to the Effective Date and during the term of this Agreement:

        4.2    GSM Royalty Provisions

        For the licences, rights and releases granted herein under Nokia Essential Patents in respect of the manufacture and Sale of all Wavecom Licensed Products compliant with the GSM Standard, Wavecom shall make the following payments to Nokia:

          4.2.1    Payment for Past Release

          The total sum of [**] Euros ([**] Euros) in respect of the release granted by Nokia under the provisions of Clause 2.1 for Wavecom Licensed Products compliant with the GSM Standard Sold by or for Wavecom and its Affiliates prior to the Effective Date, which sum shall be payable as follows:

          [**] [**] [**]    [**].

          Nokia shall invoice [**] before the payment dates.

          Nokia shall have no more right to claim against Wavecom in relation to Nokia Essential Patents prior to the Effective Date of this Agreement.

          4.2.2    Royalty for GSM Handset Modules/Modems

          A [**] royalty of [**] Wavecom Licensed Product Sold by or on behalf of Wavecom or an Affiliate of Wavecom after the Effective Date and during the term of this Agreement, [**]. In the case of a Wavecom Licensed Product that is supplied by Wavecom in a form other than completely assembled [**] such a product [**], the royalty due by Wavecom to NOKIA in respect of such a product shall be [**]. During the course of [**], the Parties shall negotiate [**].

          4.2.3.    GSM Non-handset Modules /Modems

          A royalty of [**] Sold by or on behalf of Wavecom or a Wavecom Affiliate after the Effective date and during the term of this Agreement.

          4.2.4    [**] Wavecom Licensed Products [**].

          4.2.5    No royalty shall be due by Wavecom to Nokia for any Wavecom Licensed Products Sold to Nokia or an Affiliate of Nokia, if any.

        4.3    Royalty shall be payable [**] Wavecom Licensed Product Sold by Wavecom or a Wavecom Affiliate. In the event that [**] an obligation to pay royalties [**] Wavecom Licensed Products [**] Nokia shall [**] under this Agreement in respect of [**]; provided however that [**] under this agreement. [**].

        4.4    Within [**] of the close of each three month reporting period (end of March, end of June, end of September and end of December), Wavecom shall send to Nokia, at the address set out in Clause 8.1, a written report, certified by a responsible officer of Wavecom, setting out the [**]. The written report shall also indicate if any Sales of any Wavecom Licensed Products are believed by Wavecom to be exempt from the payment of royalties and the reasons therefore. A form of royalty report is attached as Annex B to this Agreement. In the event that no Sales of Wavecom Licensed Products have been made within the relevant period or no royalty payment is due, a nil return shall be submitted.

        4.5    During the Term of this Agreement and for 3 years thereafter Wavecom shall prepare and keep full, clear and accurate records that permit auditors to ascertain the proper payments due as a result of Sales of Wavecom Licensed Products by Wavecom and its Affiliates hereunder. Nokia shall have (no more than once a year) the right, to nominate, at its own expense, independent auditors to examine and audit all relevant records of Wavecom and its Affiliates that may contain information bearing upon the payable amount of royalty. Such audit shall be implemented without unreasonable interference with Wavecom's or its Affiliates' normal business. Such auditors may report to Nokia the extent of any under or overpayment of royalty and the reasons therefor, but otherwise shall not have the right to disclose to Nokia or any third party any other Wavecom confidential information. Wavecom shall pay or reimburse the costs of the audit if the audit reveals underpayment of royalties by more than 5% (five per cent) in any given reporting period.

        4.6    All payments by Wavecom to Nokia under this Agreement shall be due and payable within the timescales specified as invoiced by Nokia. All payments due under the provisions of Clauses 4.2.1 shall be due and payable [**] according to the provisions of Clause 4.2.1. All other payments by Wavecom to Nokia under the provisions of Clauses 4.2.2 and 4.2.3 of this Agreement shall be made no later than [**] following receipt of an invoice from Nokia. All payments to Nokia under this Agreement shall be made by wire transfer to:

Account name:	[**]
Euro Account number:	[**]Bank:	[**]
Address:	[**]
	[**]	[**]	[**]or

any other account indicated by Nokia in writing.

        Confirmation of payment shall be sent to Nokia at the address set out in Clause 8.1 at the same time as payment is made. Failure of Nokia to issue an invoice hereunder shall not affect Wavecom's liability for making such payment.

        4.7    All royalty due to Nokia shall, where necessary, be converted into Euros [**].

        4.8    Any payment hereunder which shall be delayed beyond the due date shall be subject to a monthly interest charge of 1% (one per cent) above the base rate of the Royal Bank of Scotland plc on the unpaid amount until the unpaid amount together with any interest due under this Clause 4.8 has been fully paid, and any such payment of interest shall be without prejudice to any remedy available to Nokia for breach under Clause 7.2 below.

        4.9    All payments hereunder shall be free of any deductions, except as to any withholding tax that may be lawfully applied. The Parties agree to comply with any formal requirements for the purpose of obtaining the benefit of any double taxation convention or treaty that may exist from time to time with the government of Finland. Wavecom will give all reasonable assistance requested by Nokia for the purposes of ensuring (so far as it is lawful) that all sums paid under this Agreement are payable free of all withholding taxes and/or other deductions of any kind. To the extent that any withholding tax is nevertheless required by law, Wavecom shall pay to Nokia the royalty sums due under this Agreement minus any withholding tax and shall promptly furnish Nokia with such certificates or other evidence of such withholding as Nokia may reasonably require.

5.     Publicity

        5.1    Either Party may disclose the existence of this Agreement, but shall otherwise keep the terms and conditions of this Agreement confidential and shall not divulge any part thereof to any third party except with the prior written consent of the other Party or if required by applicable law. In this connection, Nokia acknowledges that Wavecom is listed on both the NASDAQ and Euronext Stock Exchanges and that Wavecom may be required to make certain disclosures relating to this Agreement to the extent necessary to meet the regulatory requirements of those Exchanges, and in particular the rules of the US Securities Exchange Commission (SEC). Before making any such disclosure, Wavecom shall obtain Nokia's prior written approval for any required disclosure relating to this Agreement or its contents [**], and to the extent possible shall seek confidential treatment of any such disclosures, or any relevant portions thereof agreed in consultation with Nokia, that are required to be disclosed.

        5.2    Before any press release or the like relating to this Agreement is made by either Party, its content, method and time of release shall be jointly agreed between the Parties.

6.     Warranty

        6.1    Each Party hereby represents and warrants that it has the right to grant to the other Party the rights and licences granted hereunder; and that there are no outstanding agreements, assignments, or encumbrances (other than statutory employee inventor rights), not notified to the other Party prior to the Effective Date of this Agreement, that materially effect the ownership or control of the patents that are the subject of the rights granted hereunder and which would materially restrict the rights granted under such patents. Each Party warrants that during the term of this Agreement neither it nor an Affiliate will take any action that would materially prejudice the rights granted to the other Party hereunder. In particular, but without limitation to the aforesaid, each Party warrants that it will not assign any of its patents that are the subject of this Agreement unless such assignment is specifically made subject to the terms of this Agreement.

        6.2    Nothing contained in this Agreement shall be construed as:

          6.2.1    conferring any licence or other right, by implication, estoppel or otherwise, under any Patent, except as herein expressly granted;

          6.2.2    a warranty or representation by either of the Parties hereto or their Affiliates as to the validity or scope of any Patent;

          6.2.3    a warranty that any manufacture, sale, lease or use hereunder will be free from infringement of intellectual property rights other than those to which and to the extent of which the licences as defined in Clause 2 hereof are applicable;

          6.2.4    imposing or conferring any obligation or right to bring or prosecute actions or suits against third parties for infringement of any Essential Patents licensed under this Agreement, or to defend any suit or action brought by third parties which concerns the validity of any Essential Patents licensed under this Agreement;

          6.2.5    requiring either Party to apply for, prosecute or maintain in force any Patent which is the subject of rights granted under this Agreement;

          6.2.6    conferring any right to use, in advertising, publicity or otherwise, any name, trade name or trademark under any form, belonging to either Party;

          6.2.7    an obligation to furnish any technical information, technical support or know how;

          6.2.8    conferring to any Party or its Affiliate any right to copy or imitate the appearance or design of products of the other Party or its Affiliates.

        6.3    Each Party shall procure that all of its Affiliates which are licensed hereunder or which are required to grant licences hereunder shall undertake all relevant obligations contained herein as if such Affiliate were directly named as a Party to this Agreement, but neither Party shall thereby be released from its obligations hereunder, including but not limited to sub-licensing obligations.

7.     Term and Termination

        7.1    This Agreement shall come into full force and effect on the Effective Date and, unless terminated earlier by mutual agreement shall remain in force until all patents the subject of this Agreement cease to be in force. Notwithstanding the date this Agreement is in force, the licences granted to Nokia and Wavecom herein are effective from the earliest of their respective activities. The licences granted herein by one Party to the other under Essential Patents in respect of a specified Mobile Communication Standard shall cease when such Mobile Communication Standard shall cease to exist.

        7.2    If one Party (the "Breaching Party") is in breach of any material obligation under this Agreement, the other Party (the "Notifying Party") may give the Breaching Party [**] written notice to remedy such breach. If the Breaching Party fails to remedy such breach within such notice period, the licences and rights granted to the Breaching Party and its Affiliates by the Notifying Party hereunder shall terminate on the expiry of such notice period. The licences and rights granted to the Notifying Party and its Affiliates hereunder shall be unaffected by such termination.

        7.3    If Wavecom shall have a receiver appointed for the whole or any part of its assets or if an order is made or a resolution passed for winding up Wavecom (unless such order is part of a scheme for reconstruction or amalgamation of Wavecom) then Nokia may forthwith terminate this Agreement and the rights and licences granted hereunder without being required to give any or further notice in advance of such termination and such termination shall be without prejudice to the remedy of Nokia to sue for and recover any royalties then due and to pursue any remedy in respect of any previous breach of any of the covenants or undertakings herein contained. In the event that any Wavecom Affiliate to whom a sub-licence has been granted hereunder under Nokia Essential Patents has a receiver appointed for the whole or any part of its assets or if an order is made or a resolution passed for winding up that Affiliate (unless such order is part of a scheme for reconstruction or amalgamation of the Affiliate), then the sub-licence granted to that Affiliate shall automatically and immediately terminate subject to payment by Wavecom of any outstanding royalties due on manufacture or Sales of Wavecom Licensed Products by that Affiliate prior to such termination. The licences and rights granted to Nokia and its Affiliates hereunder shall be unaffected by such termination.

        7.4    The parties contemplate that before the end of a Capture Period they will hold discussions and negotiate in good faith with a view to achieving a mutually satisfactory [**] that would include a grant of licences and rights under those Essential Patents of each Party which may issue from applications first filed [**]. For the avoidance of doubt, unless otherwise amended by mutual written agreement of the Parties, the terms and conditions of this Agreement, including the royalty provisions of Clause 4, shall continue to apply in respect of Patents captured hereunder for the remaining term of this Agreement.

8.     Notices

        8.1    All notices required to be given hereunder shall be in writing and shall be deemed to be properly given if sent by registered mail to the appropriate address set forth below or such other address as either Party may hereafter notify from time to time to the other.

    Nokia Corporation:
    Director IPR, Licensing
    Nokia Corporation
    PO Box 226
    FIN-00045
    Keilalahdentie 4
    FIN-02150 Espoo
    FINLAND
    Tel: + 358 (0) 7180 41202
    Fax: + 358 (0) 7180 44275

        For royalty payment and accounting only (Ms. Marika Jalonen, Licensing Administrator):

    Tel: +358 7180 44369
    Fax: +358 718 044275
    Email: marika.kr.jalonen@nokia.com

    Wavecom SA, 3 esplanade du Foncet, 92442 Issy-les-Moulineaux Cedex, France
    Corporate Affairs Director
    Tel: +33 (0)1 46 29 94 10
    Fax: +33 (0)1 46 29 94 11
    Email: lionel.bochurberg@wavecom.coml
    With a copy to: Legal Affairs Director
    Tel: +33 (0)1 46 29 41 04
    Fax: +33 (0)1 46 29 40 30
    Email: pierre.cosnier@wavecom.com

9.     Miscellaneous

        9.1    This Agreement sets forth the entire and only agreement and understanding between the Parties as to the subject matter hereof and supersedes and cancels all prior discussions, unwritten agreements, memorandum, letters of intent, representations and undertakings between them with respect to the subject matter hereof. The Non-disclosure Agreement dated [**] shall however continue to produce its effects until expiration of the confidentiality period set forth in the Non-Disclosure Agreement.

        9.2    Nothing in this Agreement shall be construed as conferring upon either Party the right to include in advertising, packaging or other commercial activity any reference to the other Party or its trademarks, trade names or get up of goods.

        9.3    Nothing in this Agreement shall be construed as creating a partnership, joint venture, or other formal business organisation of any kind.

        9.4    If, at any time, any provision hereof is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, such will not affect any other provision or application of this Agreement, which can be given effect without the illegal, invalid or unenforceable provision. The Parties agree in good faith to reformulate such provision to preserve the original intentions and objectives of this Agreement and to remove such illegality, invalidity or unenforceability, to the extent possible without materially reducing the value of this Agreement to either Party. If such reformulation is not possible or is not achieved in a reasonable time scale, a Party that is materially disadvantaged by the inapplicability of such provision, and which is not offered by the other Party terms that restore the original intentions and objectives, shall have the right to terminate this Agreement.

        9.5    The headings and sub-headings of the Clauses are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

        9.6    No failure to exercise, nor any delay in exercising, on the part of either Party, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy.

        9.7    In no event shall either Party be liable to the other Party by reason of this Agreement or any breach or termination of this Agreement for any consequential, incidental, indirect, punitive or special damages.

10.   Assignment

        10.1    This Agreement is personal to the Parties and may not be assigned or transferred by either Party without the prior written consent of the other. Nonetheless the Parties shall be entitled to carry out any of their obligations and exercise their rights under this Agreement through the agency of or with the assistance of their Affiliates, but shall not thereby be released from any of their obligations hereunder.

        10.2    If an Affiliate ceases to be an Affiliate of one Party ("first mentioned Party") and owns or controls any patents under which the other Party ("second mentioned Party") hereto is licensed, the first mentioned Party shall procure, prior to the Affiliate ceasing to be an Affiliate, that such licences (if any) continue for the term of this Agreement. Such Affiliate (with effect from when it ceases to be an Affiliate) shall be granted by the second mentioned Party similar licence rights to those it enjoyed when an Affiliate, under a separate agreement negotiated in good faith based on the terms, including payment terms of this Agreement. Such licence shall be granted only upon request of the Affiliate within [**] of the Affiliate ceasing to be an Affiliate. The licence shall be limited to [**] and shall be for [**] or for the duration of this Agreement, whichever term is the shortest.

        10.3    If a Party or an Affiliate transfers its business in whole or in part through divestiture, merger or otherwise to a third party, similar [**].

        10.4    If a Party or any of its Affiliates acquires an entity, or acquires substantially all of the assets of an entity, that at the date of this Agreement is licensed by the other Party under any Essential Patent through an existing agreement, [**] apply to the business of the entity. In the event of conflict between this Agreement and any existing agreement, the terms and conditions of this Agreement shall prevail.

11.   Applicable Law and Arbitration

        11.1    This Agreement shall be governed by and construed in accordance with English law.

        11.2    All disputes arising in connection with this Agreement, including any Annexes and any amendments made thereto shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce under its current rules. The arbitral tribunal shall consist of a sole arbitrator. The place of the arbitration shall be London, England and shall be conducted in the English language. Reference to arbitration under this clause does not prejudice a party's right to proceed to court for interim or conservatory measures, or for enforcement of an adjudicator's decisions.

        In witness whereof, the Parties have caused this Agreement to be signed by their duly authorised representatives.

NOKIA CORPORATION	WAVECOM S.A.
By:	By: /s/ Hervé GAGNARD
Name:	Name: Hervé GAGNARD
Title:	Title: Group VP Corporate Development
Date:	Date:
Place:	Place:
By: (Signed)	By: (Signed)
Name:	Name:
Title:	Title:
Date:	Date:
Place:	Place:

ANNEX A—NOKIA SUB-LICENSED PATENTS

        [**] Nokia has the exclusive right to sub-license the following Patents [**]:

        [**]

        to the extent that such Patents are [**].

        The right of Nokia to sub-license these [**] Patents [**].

2.
[**]

        Nokia also has the exclusive right to sub-license [**].

Annex B Form of royalty report

        Subject Agreement: Patent Licence Agreement between Nokia and WAVECOM effective as of the 1st day of January 2004

1)
Reporting Period: From                      through

2)
Royalty Calculation:

Wavecom Licensed Product	Quantities [**])	[**](#)	[**])(##)	Applicable Royalty Rate (###)	Amount of Royalty [**] (EUR)	Amount of Royalty [**] (EUR)	Royalties [**] (EUR)

Handset Module/Modem			[**]	[**]%

Non-handset Module/ Modem			[**]	[**]%	[**]

TOTAL	—	—	—	—	—	—

(#)
subject to [**]

(##)
for [**]

(###)
maximum [**]%: For the Handset Modules/Modems

[**]%: For the Non-handset Modules/Modems

3)
Remittance:

Amount of Royalties	:	EUR

Tax	:	EUR

Amount to be Remitted	:	EUR

Certified by:		(Signature)

(Printed Name)

(Title)

(Company Name)

(Date)

(Address)

	/	(Facsimile No. / Telephone No.)

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PATENT LICENCE AGREEMENT